                              [netGuru letterhead]


                                October 26, 2006

Via Facsimile and Edgar Correspondence
--------------------------------------

Mr. Mark P. Shuman
Mail Stop 4561
United States Securities and Exchange Commission
Washington D.C. 20549-0303

         Re:      netGuru, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed on October 2, 2006
                  File No. 0-28560

Dear Mr. Shuman:

         We have prepared and filed via EDGAR the accompanying revised preliminary proxy statement in response to your comment letter dated October 23, 2006. This cover letter keys our responses to your comments and provides any requested supplemental information.

         As our counsel has discussed with you and with Ms. Mills-Apenteng and Mr. Werbitt of your staff, the record date for the stockholders' meeting that is the subject of the Schedule 14A is September 29, 2006. Accordingly, under Delaware law, the last day that we can hold the stockholders' meeting is November 28, 2006. It is critical that we meet this deadline in order to avoid jeopardizing our ability to complete the transactions that are the subject of the proxy statement.

         In order to meet this deadline, WE WILL NEED TO BE IN A POSITION TO SEND THE FINALIZED PROXY STATEMENT TO OUR PRINTER BY THE END OF THE DAY ON TUESDAY, OCTOBER 31, 2006. Accordingly, we respectfully request that you expedite your review of this response to the fullest possible extent. Toward that end, our counsel has e-mailed to Ms. Mills-Apenteng marked and clean versions of the revised preliminary proxy statement reflecting changes made since the initial version was filed with the Commission on October 2, 2006.

Schedule 14A
------------

General
-------

1. Please revise your preliminary proxy statement to more prominently disclose the consideration to be paid to security holders as a result of this Transaction. For example, consider disclosing that security holders will receive an $0.18 cash dividend in your letter to security holders or the notice.

Mr. Mark P. Shuman
October 26, 2006
Page 2


         We have added disclosures in the letter to security holders regarding the cash dividend.

2. Please revise to provide a table to disclose the beneficial ownership of netGuru following the Transaction, the increase of authorized preferred stock and the reverse stock split.

         We have added the requested table under the heading "Post-Closing Beneficial Ownership and Operations -- Pro Forma Principal Beneficial Owners Post-Closing" beginning on page 67.

Summary of Proposed Reverse Merger,  Sale, Name Change,  Reverse Stock Split and
-----------------------------------  ------------------  -----------------------
Increase in Authorized Preferred, page 4
----------------------------------------

3. We direct your attention to the "Other Agreements" subheading and note that netGuru will enter into an outsourcing service agreement with REL. Please revise to quantify the economic terms of this agreement. In this regard, the consideration to be paid to REL for the services covered by the outsourcing service agreement should be disclosed.

         We have added further details regarding the outsourcing services agreement under the heading "Operations and Ownership Prior to and Following the Closings - Operations to be Sold" beginning on page 59.

Cautionary Statement Regarding Forward-Looking Statements, page 11
------------------------------------------------------------------

4.    We note that you refer to Section 27A of the Securities Act of 1933 and
      Section 21E of the Securities Exchange Act of 1934. However, as a penny stock issuer, it does not appear that the above referenced sections are available to you. Please revise or advise.

         We reviewed SEC Release 34-51983 and Rule 3a51-1 under the Exchange Act. Given that netGuru's common stock trades on The Nasdaq Capital Market, we believe netGuru is not a "penny stock issuer" as that term is defined in Rule 3a51-1 and that netGuru is otherwise permitted to rely on the above-referenced sections. Accordingly, no revision has been made.

Proposals 2 and 3: Reverse Merger with BPOMS and Sale of Indian Subsidiary and
------------------------------------------------------------------------------
Certain Assets and Liabilities
------------------------------

General page 37
---------------

5. You disclose that the merger and other agreements "are not intended as documents for you to obtain factual information." You also disclose that "[t]he representations and warranties in the attached agreements were made by the parties to those agreements solely for the benefit of one another." These statements imply that the referenced merger and other agreements do not constitute public disclosure under the federal securities laws. Please revise or advise.

         This language has been revised. Please see page 38.

Mr. Mark P. Shuman
October 26, 2006
Page 3


6. You also disclose that "information concerning the subject matter of the representations and warranties may change after the date of those agreements, and subsequent information may or may not be fully reflected in our public disclosures." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions arc required to make the statements included in the proxy statement/prospectus not misleading. Include disclosure acknowledging that, if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

         This language has been revised. Please see page 87.

Background of the Merger and Sale Transaction, page 37
------------------------------------------------------

7. Please clarify the role of Brian Mulvaney of ISI Capital Partners, LLC, in light of the fact that earlier in the same month the company had engaged the services of B. Riley to render a "fairness opinion" in connection with a merger or sale of your remaining assets. Disclose any fees paid to Mr. Mulvaney as an advising investment banker in connection with the merger and sale transactions and disclose whether Mr. Mulvaney provided any reports, opinions or appraisals to the special committee and/or board relating to the Transaction. Further, describe any material relation with Mr. Mulvaney during the past two years and currently.

         Additional disclosure regarding Mr. Mulvaney's services to and compensation from us has been added to the Background discussion.

8. Please revise to provide a materially complete discussion regarding the asset sale agreement with Bentley. Your disclosure should clearly explain the background of the Transaction and explain any relationship between Bentley and netGuru.

         We have added the requested disclosures in the Background section.

9. Explain how BPOMS was first made aware of the company's intention to divest itself of some or all of its assets. Be specific in identifying who made the initial contact and tell us what role Mr. Amrit Das played, if any, in the initial contact and initial negotiations with BPOMS. In this regard, disclose whether a third party was responsible for Mr. Logan's inquiry regarding a potential merger transaction or explain any prior relationship between BPOMS and netGuru. If BPOMS and netGuru have a prior relationship or affiliation, please discuss. See Item 1005(b) of Regulation M-A. Alternatively, if a third party was involved, please identify the third party and disclose any relationship of this third party with BPOMS and netGuru. Also, revise to disclose any compensation that was received or will be received by any third party involved in the introduction of BPOMS and netGuru. Disclose the role that the special committee had in BPOMS's initial interest in netGuru.

Mr. Mark P. Shuman
October 26, 2006
Page 4


         We have added the requested disclosures in the Background section.

10. You disclose that netGuru received a fairness opinion from B. Riley in connection with your sale of assets to Bentley. In accordance with Item 1015(b) of Schedule 14A, please disclose the compensation received by B. Riley as a result of its role in the Bentley transaction. See Item 14(b)(6) of Schedule 14A.

         We have added the requested disclosures in the Background section.

11. We note your disclosure on page 38 that your management met with Mr. Logan, Mr. Mulvaney, James Cortens and Patrick Dolan to discuss the potential strategic integration issues and possible deal structures on April 21, 2006. Please revise to explain whether your special committee was involved in these meetings. If not, please revise to further explain the role that the special committee played in the negotiations and consideration of this Transaction, in light of the fact that the special committee was involved in discussions regarding the capital raise strategy.

         We have added the requested disclosures in the Background section.

12. We direct your attention to the disclosure on page 38 that the outcome of the April 21, 2006 meeting was to investigate the sale of your Indian operations to Amrit Das and his affiliates. Discuss in more specific detail how the sale of the Indian operations to Amrit Das and his affiliates was initiated and who first raised the possibility of selling the Indian subsidiary separate from the remaining business. For example, discuss when this deal structure was first considered, i.e., disclose whether it was considered by the company prior to the April 21, 2006 meeting with BPOMS, whether it was first raised by Mr. Das or by representatives of BPOMS in the April 21, 2006 meeting or whether it was first raised in some other manner. Discuss the reasons given for disposing of the Indian subsidiary separately. Please revise the disclosure as appropriate to accurately describe the negotiation process.

         We have added the requested disclosures in the Background section.

13. We refer you to the immediately preceding comment. Also expand the background to the negotiations disclosure to clarify when, how and by whom the decision to sell the Indian subsidiary on a stand alone basis was made. Disclose at what point the special committee and/or board decided to pursue the two-track course of selling the Indian subsidiary to Mr. Das and pursuing the merger with BPOMS. Discuss whether a meeting or conference call of the special committee and/or of the board of directors was held for this purpose and, if so, disclose whether Mr. Amrit Das participated and/or voted in any such meetings. Discuss whether Mr. Santanu K. Das, son of Amrit Das, a Das Family Holdings stockholder and affiliate, and member of NetGuru's board of directors, participated and/or voted in any such meetings. Specifically disclose whether either of Messrs. Amrit or Santanu Das participated in the July 28, 2006 meeting of the board. We note your disclosure that they abstained from participating in a hoard meeting following the August 29, 2006 meeting of the special committee.

Mr. Mark P. Shuman
October 26, 2006
Page 5


         We have added the requested disclosures in the Background section.

14. Discuss the initial terms that were proposed regarding the merger transaction and the sale of the company's Indian subsidiary. Were counter-proposals offered? In what ways did the finalized material terms differ from the ones initially proposed? We note your disclosure in this regard that revised terms were proposed on June 15, 2006 regarding a purchase price adjustment and revised again in the August 2006 meeting. Discuss any other material terms that were negotiated in the June 15 meeting or in subsequent meetings and key factors affecting the negotiation of those terms.

         We have added the requested disclosures in the Background section.

15. What was the initial sale price offered for the Indian subsidiary and who proposed it? How did the sale price change during the course of the negotiations? What reasons were offered for the initial price and for any revisions to the sale price? How did the parties arrive at a sale price of approximately $2.0 million in cash? Please ensure that any other material terms associated with the sale of the Indian subsidiary are specifically described in material detail.

         We have added the requested disclosures in the Background section.

Opinion of our Financial Advisor, page 70
-----------------------------------------

16. B. Riley's material analysis must disclose whether each particular factor favored or detracted from the conclusion that the overall Transaction was fair. For example, the selected precedent transaction analysis does not clearly indicate whether the precedent transactions compared favorably or unfavorably to the present transaction. More specifically, it is unclear how the transaction value multiples resulting from the selected precedent transaction analysis support B. Riley's determination that the aggregate consideration proposed in the Transaction is fair to your security holders from a financial point of view. To better explain the purpose of the analysis, disclose the range of implied enterprise value to revenue resulting from your selected precedent transactions analysis and compare this range to the enterprise value of this Transaction. Similarly revise the other analyses to discuss whether the facts and analysis conducted favored or detracted from B. Riley's overall fairness opinion.

         The range of implied enterprise value to revenue resulting from the selected precedent transactions analysis is contained in the High, Low and other rows of the tables that are included in the discussion of B. Riley's analysis. Disclosure has been added regarding the implied revenue multiple for the Transaction and the implied transaction value.

Mr. Mark P. Shuman
October 26, 2006
Page 6


17. We note that B. Riley opines that the AGGREGATE CONSIDERATION proposed to be received by NetGuru in connection with the "Transaction," defined as the merger and divestiture of Research Engineers Ltd., to Das Family Holdings, is fair, from a financial point of view, to NetGuru's shareholders. Please revise the disclosure in the preliminary proxy statement to state whether B. Riley opined as to the fairness of the consideration proposed to be received by NetGuru for each transaction separately. To the extent that B. Riley did not conduct a separate fairness determination for the merger and the divestiture, please disclose. In this regard, your proxy should include clear disclosure in the summary section and in the body of the document that B. Riley did not, exclusively, consider the fairness of the divestiture of REL and should discuss the reasons why a separate determination as to fairness was not made. You should also consider additional disclosure to express to security holders the risk that results from the fact that the company has not received a separate fairness opinion in connection with the divestiture. Alternatively, consider whether the opinion should be revised to opine separately on the merger and the divestiture of REL.

         Disclosure has been added to the summary section and the body of the document under the headings "Reasons for the Merger and Sale Transactions - Opinion of Financial Adviser" beginning on page 56 and "Opinion of Our Financial Advisor - Opinion Overview" beginning on page 78. As indicated in the added disclosure, we did not request, and B. Riley did not provide, separate fairness determinations for the merger agreement and the sale agreement. The terms of the merger agreement and the sale agreement explicitly provide that both of those transactions must occur concurrently. Accordingly, given the required concurrence of the two transactions, we believe that obtaining separate fairness determinations would not have been useful or an appropriate use of our resources and that no special risk to security holders resulted from the fact that we did not receive separate fairness opinions.

Interests of our Directors and Executive Officers, page 77
----------------------------------------------------------

18. We note that Messrs. Nelson and Dutta will enter into employment agreements that may include the receipt of compensation tied to milestones/sales transactions and cash bonuses payable at the time of closing and your corresponding disclosure on page 66. Also, we note that your non-employee directors have received compensation for serving on a special committee of your board of directors. Please expand to disclose whether the compensation to be received by your officers and directors will increase as a result of this Transaction. To the extent that there will be material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this Transaction, please discuss and quantify. Quantify the compensation received by your non-employee directors as a result of serving on the special committee. Further, rather than disclosing that "[s]ome of [y]our directors and executive officer have interests in the merger, sale and related transactions that are different from, or in addition to, those of [y]our stockholders generally," your preliminary proxy statement should also be revised to prominently include a summary of the interests of your executive officers and directors and potential conflicts of interests of affiliates in your "Summary of Proposed Reverse Merger, Sale, Name Change, Reverse Stock Split and Increase in Authorized Preferred."

Mr. Mark P. Shuman
October 26, 2006
Page 7


         The "Employment Agreements" discussion at page 74 includes a description of the proposed terms of the employment agreements to be effective with Messrs. Nelson and Dutta at the closing of the merger transaction . The "Interests of Our Directors and Executive Officers" discussion to which you refer includes a description or cross-reference to a full description of the terms of the existing employment and bonus arrangements with Messrs. Nelson and Dutta, the compensation to special committee members and any material changes anticipated as a result of this Transaction.

         Additional details regarding the interests of our directors and officers has also been added to the summary section under the heading "Interests of Our Directors and Executive Officers."

19. We refer you to the immediately preceding comment. In addition to discussing the interests of Messrs. Nelson and Dutta and your non-employee directors, please expand your proxy statement to include similar disclosure regarding Mr. Das' interests in the sale of REL, on page 87. Also, similar to our request above, include a summary of Mr. Das' interests related to the Transaction in your "Summary of Proposed Reverse Merger, Sale, Name Change, Reverse Stock Split and Increase in Authorized Preferred." Security holders should have prominent disclosure regarding Mr. Das' interest in the sale of REL.

         The requested additional details are included under the heading "Interests of Our Directors and Executive Officers" beginning on page 85 and in the summary section under the same heading.

Proposal 5: Reverse Stock Split, page 90
----------------------------------------

20. You state on page 92 that the increase in additional shares that would result from the reverse split "would make additional shares of common stock available for issuance in the merger and for additional acquisitions or financings. . .." You further state that you have "no definitive plans to utilize additional available shares to entrench present management.. . ." Please expand the disclosure to state whether you have any current plans, proposals or arrangements, in addition to the ones that comprise the merger transaction, to issue stock.

         Additional disclosure has been added under the heading "Potential Anti-Takeover and Other Effects" beginning on page 101.

Mr. Mark P. Shuman
October 26, 2006
Page 8


         netGuru, Inc. (the "company") acknowledges that:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We believe the foregoing is responsive to your comments. As indicated above, it is critical that we be in a position to send the finalized proxy statement to our printer by the end of the day on October 31, 2006. Accordingly, we request an expedited review of this response and would be happy to discuss any questions you may have at your earliest opportunity.

         Thank you for your consideration. Please contact our counsel, Cristy Parker of Rutan & Tucker, LLP, at (714) 641-3446 with any questions.

                                                     Sincerely,

                                                     NETGURU, INC.


                                                     /s/ Bruce K. Nelson
                                                     -------------------

                                                     Bruce K. Nelson,
                                                     Chief Financial Officer

cc:      Ms. Maryse Mills-Apenteng
         Mr. Jeffrey Werbitt